December 5, 2003

Mr. Ron J. Sidman
Chairman of the Board, Chief Executive Officer, and President
The First Years Inc
One Kiddie Drive
Avon Massachusetts 02322-1171


Dear Ron:

When I appeared before the Board of Directors on July 24th, you and the entire Board will recall that among my parting words of advice was the suggestion not to pay the fourth Quarter 2003 dividend on December 15th but to wait until January 2, 2004.

The reasoning was simple. By waiting just two weeks to pay the dividend, you make the payment a 2004 tax year event and not a 2003 current year event. This means taxes payable by shareholders on the dividend if paid on January 2, 2004 would not be due until more than a year later in April, 2005. This imparts a benefit to all tax paying shareholders.

But by doing what you have now done, paying the dividend
December 15, 2003?, the taxes payable by shareholders will be due
April 15, 2004, just four months from now.

Tax paying Shareholders could have had use of the entire cash dividend for a full 16 months if had you waited just two weeks more to pay the dividend in early 2004 instead of paying it in late 2003, so that stockholders must now pay state and Federal taxes on the dividend by this coming April 15 instead of your having enabled us all to hold 100% of the cash dividend until April of 2005.

By delaying this dividend payment a mere two weeks, shareholders could have had a benefit, use of the entire dividend payment for one year longer, and it would not have cost the company
anything.   In fact, it would have enabled the company to
benefit as well by earning another two weeks of interest income on the roughly half million-dollar dividend payment.

Delaying the dividend payment date for just two weeks was such a simple and easy and shareholder friendly thing to have done.

You yourself as the largest shareholder would have benefited, as would the rest of the shareholders who continue to believe in this company. By not doing this, you demonstrate a lack of understanding of Finance 101 and fail to comply with Shareholder Relations 101.

As for the Board, one can only suppose they do not care about this "small matter" because not one Board Member outside of your family hold any shares directly (with minor exception) and only hold large amounts of stock options, the reverse of shareholders, and thus did not even consider or could not understand or take seriously even a small shareholder friendly suggestion such as we suggested back on July 24th, to pay the December dividend on January 2, 2004 and not December 15, 2003.

Ron why did you choose to ignore us and not heed our request and advice? Please, I would like to know and understand your reasoning. I think we all would.

Warmly,

Larry

Lawrence J. Goldstein

LJG/es
? FIRST YEARS INC ("KIDD-HQ2")

KIDD Pays .06 Per Dividend
Amount: .06
X-Date: 11/25/2003
Record Date: 11/28/2003
Payment Date: 12/15/2003
Dividend Type: XC - Cash Dividend
Stock Amount: 0

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SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538

914.833.0875  ~  FAX: 914.833.1068
WWW.SMPLP.COM

LAWRENCE J. GOLDSTEIN
GENERAL PARTNER

EMAIL: ljgoldstein@bloomberg.net


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